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                             June 22, 2020

       Benjamin M. Hanson
       President and Chief Executive Officer
       Capstar Special Purpose Acquisition Corp.
       405 West 14th Street
       Austin, TX 78701

                                                        Re: CAPSTAR SPECIAL
PURPOSE ACQUISITION CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed June 11, 2020
                                                            File No. 333-239094

       Dear Mr. Hanson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Management
       Special Advisor and Board Observer, page 122

   1.                                                   We note that Messrs.
Christopher and Degtyar will serve as special advisor and initial board observer,
respectively. Please disclose the purpose or explain the role of Mr.
                                                        Christopher as a
special advisor, and also whether you intend to pay any consulting fees or other compensation to
the special advisor and board observer.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Benjamin M. Hanson
Capstar Special Purpose Acquisition Corp.
June 22, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Kevin Dougherty, Attorney-Advisor, at
(202) 551-3271
with any other questions.



                                                           Sincerely,
FirstName LastNameBenjamin M. Hanson
                                                       Division of Corporation
Finance
Comapany NameCapstar Special Purpose Acquisition Corp.
                                                       Office of Energy &
Transportation
June 22, 2020 Page 2
cc:       Jason Simon
FirstName LastName